Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of the Hawaiian Tax-Free Trust
 (the 'Trust') was held on September 21, 2005. The holders of shares representing 67% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee			For			Withheld

Thomas W. Courtney	$497,985,849	 	$3,719,484
Diana P. Herrmann		$498,367,795		$3,337,538
Stanley W. Hong		$498,162,217		$3,543,105
Theodore T. Mason		$498,205,893		$3,499,440
Russell K. Okata		$495,510,202		$6,195,131
Douglas Philpotts		$497,067,823		$4,637,510
Oswald K. Stender		$497,512,312		$4,193,021